Exhibit 99.4

ZenaTech to Pursue New Investment Opportunities Connected with the Department of War and Office of Strategic Capital Following Reports of Engagement with U.S. Drone Makers

Vancouver, British Columbia, (May 29, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it plans to pursue opportunities from the U.S. Department of War, following a recent Wall Street Journal article stating that the Trump administration is in discussions with U.S. drone companies and that it would begin considering new investments in U.S.-based drone manufacturers. As a leading emerging domestic drone manufacturer committed to a National Defense Authorization Act (NDAA)-compliant supply chain, the company believes its ZenaDrone subsidiary is well positioned to support the Defense Department. The Company intends to pursue opportunities aligned with the U.S. government's objectives to expand domestic production, accelerate the deployment of affordable and scalable autonomous systems, and strengthen national security, including initiatives supported through the Office of Strategic Capital (OSC).

“These are important opportunities as the demand for more advanced technology increases.  We believe our defense platform provides true innovation in the market through our integrated suite of products that offer both flexibility and cost-consciousness, allowing for a leaner, precision-oriented line. We look forward to the opportunity to collaborate with the U.S. Defense Department and the Office of Strategic Capital toward a strategic investment intended to help us drive this technology into the future,” said Shaun Passley, Ph.D., ZenaTech CEO. “We intend to provide updates on our discussions as they develop.”

ZenaDrone’s defense portfolio of products includes the ZenaDrone 1000, a medium-sized VTOL (Vertical Takeoff and Landing) cargo drone capable of lifting approximately 40 kg, featuring AI-enabled autonomy and secure communications through its proprietary Drone Net system. Designed for inspection, surveillance, critical cargo delivery, and border patrol applications, the platform is also being developed in a gas-powered version for extended flight duration. The ZenaDrone 1000 has completed paid trials with the U.S. Air Force and Navy Reserve. The IQ Nano, a compact indoor drone designed for GPS-denied environments such as warehouses and military facilities, supporting inventory management through barcode scanning, security operations, obstacle avoidance, and AI-driven drone swarm capabilities.

Additional platforms include the IQ Square, a VTOL drone engineered for line-of-sight surveys, infrastructure inspections, road and bridge inspections, and defense reconnaissance missions. ZenaDrone is developing Counter-UAS technologies currently at the prototype stage, focused on airspace security and drone threat mitigation for defense, government, and critical infrastructure sectors. This portfolio includes the IQ Glider, the Interceptor P-1 one-way interceptor drone and ZenaDrone 2000 platforms, which are being developed to support detection, interception, monitoring, and response functions within a layered defense architecture. The company is engaged in ongoing efforts to achieve Blue UAS alignment and expand eligibility within U.S. defense procurement frameworks.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS consolidation strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’ s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Quad and IQ Nano and Counter-UAS products; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.